August 25, 2025

J. Shea Morgenroth
Chief Financial Officer
Hines Global Income Trust, Inc.
845 Texas Avenue, Suite 3300
Houston, TX 77002

       Re: Hines Global Income Trust, Inc.
           Form 10-K for the fiscal year ended December 31, 2024
           Filed March 26, 2025
           File No. 000-55599
Dear J. Shea Morgenroth:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Real Estate &
Construction